November 7, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CVR Refining, LP
Registration Statement on Form S-1
Filed October 1, 2012
File No. 333-184200

Ladies and Gentlemen:

Set forth below are the responses of CVR Refining, LP (the “Registrant”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2012, with respect to the Registration Statement on Form S-1, File No. 333-184200, filed with the Commission on October 1, 2012 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 to the Registration Statement on Form S-1, which we have filed concurrently herewith on behalf of the Registrant. The Registrant is also concurrently providing certain information responsive to comment 4 in a separate letter to the Staff.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Registration Statement on Form S-1 Filed October 1, 2012

General

1.

With the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Also, be sure to file the omitted exhibits such as the legality and tax opinions and material contracts, including any relating to the credit facilities, and to supply the partnership agreement which is to

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Securities and Exchange Commission November 7, 2012 Page 2

be included as Annex A. We note for example that you omit the operating and financial statement amounts and forecast assumptions and considerations utilized in calculating the estimated available cash included within your cash distribution disclosure at pages 55-62. Lastly, please include updated disclosure, such as the status of the $500,000,000 note offering you reference at page 75 and the amount of proceeds to be allocated to each use, and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

RESPONSE: The Registrant respectfully advises the Staff that it has made substantial additions to the Registration Statement, including the forecast of cash available for distribution for the twelve months ending December 31, 2013 presented on a quarterly and annual basis, the related assumptions and considerations used in the calculation of the forecast, disclosure relating to the closing of the offering of an aggregate $500.0 million of 6.50% Second Lien Senior Secured Notes due 2022 by CVR Refining, LLC and Coffeyville Finance on October 23, 2012, and the use of proceeds from the offering of the new notes. The Registrant also advises the Staff that it received a clearance letter from the NYSE on October 18, 2012, and that it intends to submit its original listing application prior to the next amendment of the Registration Statement. The Registrant undertakes to provide in future amendments to the Registration Statement all material information other than information it is entitled to omit pursuant to Rule 430A as soon as possible to allow the Staff sufficient time to review.

2.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

RESPONSE: The Registrant will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements prior to submitting a request for accelerated effectiveness of the Registration Statement.

Securities and Exchange Commission November 7, 2012 Page 3

3.	You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

RESPONSE: The Registrant will provide an estimated price range and related disclosure to the Staff as soon as it is available to allow the Staff sufficient time to review.

4.	Please provide us with supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of each of the referenced third party reports. It will help expedite our review if you use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file as an exhibit the third party’s consent.

RESPONSE: The Registrant will supplementally provide support for each of the statistical claims included in the Registration Statement, including highlighted copies of each third-party report referenced therein. The Registrant has not commissioned any third-party reports for use in connection with the Registration Statement.

5.	We note that you have filed a confidential treatment request with regard to omitted portions of certain of your exhibits to your registration statement. We will issue in a separate letter any comments related to that request. You will not be in a position to request accelerated effectiveness for the registration statement until all outstanding issues, including the request, have been resolved.

RESPONSE: The Registrant acknowledges that it will not be a position to request accelerated effectiveness until all outstanding issues, including those relating to the confidential treatment request, have been resolved.

Cover Page

6.	Include a new bullet point on the cover page to make clear that the board’s discretionary authority to change your distribution policy (page 11) could put an end at any time to the quarterly cash distributions you describe. Disclose that this could result in no such distributions being paid, regardless of the amount of cash “available” for that purpose.

Securities and Exchange Commission November 7, 2012 Page 4

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see the amended cover page, as well as the amended risk factor heading on page 25.

Prospectus Summary, page 1

Overview, page 1

7.	In order to provide context to the weighted average “complexity” score of your two refineries, briefly disclose the typical or desired range of this metric, and provide necessary detail at an appropriate place in the prospectus, such as in the related “Business” section discussion.

RESPONSE: The Registrant acknowledges the Staff’s comment. There is no “typical” or “desired” range of complexity for a refinery. As described in the Registration Statement in the “Summary” and “Business” sections (see pages 1 and 125), complexity is a measure of a refinery’s ability to process lower quality crude oil in an economic manner. Generally, the higher the complexity and the more flexible a refinery’s feedstock slate, the better positioned it will be to take advantage of lower-cost crude and benefit from the gross margin opportunities they offer. The Registrant notes that it has provided on page 120 of the Registration Statement a table setting forth the complexity of all refineries in the Group 3 of the PADD II region, which is the area in which it operates. The Registrant believes this information provides investors with sufficient information upon which to compare the complexity of its refineries relative to those of other refineries in its market area.

8.	You refer to the feedstock price advantage you receive in your gathering area. We note your citation of “transportation infrastructure limitations” as contributing to the price discount that your sourced crude receives compared to WTI. Revise to clarify how or whether the reversal and capacity expansion of the Seaway crude oil pipeline will impact your expectation that WTI will “continue to trade at a discount to Brent over the long term.” Notwithstanding the disclosure included in your price volatility risk factor on page 23, such disclosure in your Overview section should serve as a counterweight to your feedstock price advantage discussion if appropriate.

RESPONSE: The Registrant has revised the Registration Statement accordingly. See pages 2, 124 and 125. The Registrant respectfully notes that the citation of “transportation infrastructure limitations” was in relation to the WTI–Brent differential, and not to the price discount of gathered crude, and the Registrant expects that the Seaway reversal and capacity expansion would directly impact the former (as described in the Registration Statement) and not the latter.

Securities and Exchange Commission November 7, 2012 Page 5

9.	We note that your two largest customers accounted for approximately 15% and 12%, respectively, of your 2011 revenues. In accordance with Item 101(c)(1)(vii) of Regulation S-K, please disclose the names of these customers and their relationship to you or confirm to us that the loss of such customers would not have a material adverse effect on you or your results of operations. We note the related Risk Factor disclosure at page 36 in that regard.

RESPONSE: The Registrant confirms that the loss of either of the customers noted in the Staff’s comment would not have a material adverse effect on the Registrant and its subsidiaries, taken as a whole or their results of operations. The Registrant has revised the risk factor noted in the Staff’s comment to clarify that the loss of several of the Registrant’s customers could have a material adverse effect on its results of operations, financial condition and its ability to pay distributions to its unitholders. Please see page 38.

Our Competitive Strengths, page 3

10.	We note that since 2005, you “have invested over $700 million to modernize [y]our Coffeyville refinery and to meet more stringent federal and state environmental, health and safety requirements.” Considering your later clarification of your capital spending policy at page 100, tell us how much of this amount was for non-discretionary “maintenance” expenditures and how much was for “growth” expenditures.

RESPONSE: The Registrant advises the Staff that, of the approximately $703.4 million of total capital expenditures made since the beginning of 2006, maintenance capital expenditures and growth capital expenditures constituted approximately $481.9 million and approximately $221.5 million, respectively.

Our Business Strategy, page 5

11.	We note management’s stated goal of “maximizing total distributions,” specifically its “policy to distribute an amount equal to the available cash [you] generate each quarter.” Further, we note your assertion that you will “rely primarily upon external financing sources . . . to fund [y]our acquisitions and expansion capital expenditures.” Given these partnership directives, explain further how you “intend to pursue organic growth projects at [y]our refineries” and also “maintain a conservative total debt level.”

Securities and Exchange Commission November 7, 2012 Page 6

RESPONSE: The Registrant has stated that it intends to rely on “external financing sources, including commercial bank borrowings and the issuance of debt and equity securities…” to fund its growth capital expenditures. See pages 43, 60 and 105. The Registrant has revised the Registration Statement to indicate that it intends to prudently finance its growth capital expenditures on a long term basis with a mix of debt and equity to continue to maintain a conservative total debt level. The Registrant has further revised the Registration Statement to indicate that it may elect to fund expansion capital expenditures, on an interim basis, with its $150 million intercompany credit facility, and to thereafter issue term indebtedness and equity securities to finance such growth capital expenditures on a long term basis. See pages 6 and 128.

Our Cash Distribution Policy and Restrictions on Distributions, page 55

Unaudited Pro Forma Combined Available Cash, page 57

12.	You present pro forma information for the year ended December 31, 2011, and twelve months ended June 30, 2012. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results. If you calculated the information on a quarterly basis, please provide additional detail in that regard.

RESPONSE: The Registrant confirms that it will provide unaudited pro forma combined available cash for the twelve months ended September 30, 2012 when it provides its unaudited financial statements for the nine months ended September 30, 2012 in a subsequent amendment to the Registration Statement. The Registrant respectfully submits that it has not calculated its pro forma available cash on a quarterly basis.

Forecasted Available Cash, page 59

13.	We note that you intend make quarterly distributions, but that you have provided projected information only for the twelve months ending September 30, 2013. It would seem that the timing and amount of expected available cash and the resultant distributions would be important considerations for investors. This information is typically presented in the form of projections prepared for periods that correspond to the periods in which distributions will be made. Insofar as you intend to make quarterly distributions, projections prepared on a quarterly basis would be appropriate. Please revise the tabular entries to make this presentation on a quarterly basis, or explain why you have not done so in these circumstances.

Securities and Exchange Commission November 7, 2012 Page 7

RESPONSE: The Registrant has revised the Registration Statement to present its forecast of cash available for distribution on a quarterly basis. Please see pages 63-67.

Management’s Discussion and Analysis – Overview of our Business, page 72

14.	Please revise to identify the two “third-party pipelines” that supply your Wynnewood refinery, and file as exhibits any related material contracts.

RESPONSE: The Registrant has revised the Registration Statement to indicate that the Wynnewood refinery is supplied by pipelines owned by Sunoco Pipeline and Excel Pipeline, and has concluded that neither constitute a material contract within the meaning of Item 601(b)(10) of Regulation S-K. Please see page 83.

Industry, page 107

Regional Market, page 108

15.	In order to aid reader understanding, please provide a map, or enhance the one on page 109, to depict the geographic area encompassing Group 3 of PADD II. As its pipeline crude oil affects your feedstock prices, also consider identifying the geographic area encompassing PADD III.

RESPONSE: The Registrant has revised the Registration Statement to include a map to depict the geographic area of PADD II (including the Group 3 region), as well as the geographic area encompassing PADD III. Please see page 120.

Securities and Exchange Commission November 7, 2012 Page 8

Business, page 112

Refining Process, page 119

16.	Please enlarge the font describing the refining units within the graphics on pages 119 and 121, as currently the text is not legible.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see pages 132 and 134.

Management, page 133

Executive Officers and Directors, page 134

17.	In accordance with Item 401(e) of Regulation S-K and notwithstanding the disclosure already provided, please discuss the specific experience, qualifications, attributes, or skills that led you to conclude that Mr. Intrieri should serve as your director.

RESPONSE: The Registrant has revised the Registration Statement accordingly. Please see page 151.

18.	Please identify the remaining directors not yet named, including those who will serve as the members of the conflicts committee referenced at page 157 and elsewhere, and provide all the required Item 401(e) information for each such director. For each such director, please also file the related consent.

RESPONSE: The owner of the Registrant’s general partner has identified five director nominees, and has included their biographies on pages 150-153 as well as their consents to be named in the Registration Statement in Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5. The owners of the Registrant’s general partner are currently considering additional director nominee candidates, including those that are qualified to serve on the conflicts committee and audit committee of the board of directors. The Registrant will name each director nominee and provide the required disclosure and consent to be named in the amendment subsequent to the identification of each such director nominee.

Compensation Discussion and Analysis, page 138

19.	We note that you “will not directly employ any of the persons responsible for managing [y]our business,” but that you will “reimburse CVR Energy for any allocated portion of the costs that CVR Energy incurs in providing compensation and benefits to such CVR Energy employees.” To the extent that a material amount of the compensation to be paid to those employees at CVR Energy will be for services provided to the partnership, provide information about CVR Energy’s compensation arrangements that complies with Item 402 of Regulation S-K, as appropriate.

Securities and Exchange Commission November 7, 2012 Page 9

RESPONSE: The Registrant will provide information about CVR Energy’s compensation arrangements that complies with Item 402 of Regulation S-K in its next amendment to the Registration Statement.

Financial Statements

CVR Refining, LP

Note 2 – Pro Forma Statement of Operations Adjustments and Assumptions, page P-5

20.	Please tell us how you determined that the assumed rate of 6% for the new notes is factually supportable under Rule 11-02(b)(6) of Regulation S-X.

RESPONSE: The offering of new notes has closed, and the Registrant has revised the Registration Statement to replace assumptions regarding the terms of the new notes with the actual terms of the new notes.

CVR Refining, LP Combined Financial Statements

Condensed Combined Statements of Operations, page F-5 and F-32.

21.	Please tell us how you have considered providing pro forma net income per unit for all periods presented based upon historical net income and the number of common units that will be owned by CVR Refining Holdings, LLC prior to the initial public offering. As you have disclosed on page F-8, the contribution of entities by CRLLC to CVR Refining, LLC is a transfer of assets under common control. Please note that we typically require pro forma presentation for all periods for a reorganization of entities under common control when a registration statement includes financial statements that do not yet reflect the reorganization. Also refer to the guidance in SAB Topic 4:C which requires that certain changes in capital structure be given retroactive effect.

RESPONSE: The Registrant considered the presentation of the pro forma combined net income per unit for each period presented and understands that while the presentation is typically required, the Registrant concluded that due to the capital structure under which the historic combined financial statements are based as compared to the capital structure under which the Registrant will operate subsequent to the offering, the presentation of combined net income per unit would not be meaningful. The Registrant historically operated under a structure of divisional equity and was not a separate and independent entity. Additionally, the Registrant considered the guidance in SAB Topic 4:C and concluded that while certain capital structure changes must be given retroactive effect, the recapitalization and reorganization associated with the offering does not represent similar changes that result from stock dividends, a stock split or a reverse split but rather represents an entirely new type of capital ownership structure. After all considerations associated with the applicable guidance, the Registrant concluded that the presentation would not be meaningful from a historic perspective based upon the fact that Registrant operated under a method of divisional equity method prior to the offering.

* * * * *

Securities and Exchange Commission November 7, 2012 Page 10

Please direct any questions you have with respect to the foregoing or the supplemental materials provided to the undersigned at (713) 758-4629.

Very truly yours,

/s/ E. Ramey Layne
E. Ramey Layne
Vinson & Elkins L.L.P.

Enclosures

cc:	Paul Monsour (U.S. Securities and Exchange Commission)
Michael Fay (U.S. Securities and Exchange Commission)
Karl Hiller (U.S. Securities and Exchange Commission)
Timothy Levenberg (U.S. Securities and Exchange Commission)
John J. Lipinski (CVR Refining, LP)
Susan Ball (CVR Refining, LP)
Edmund S. Gross (CVR Refining, LP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)
Keith Benson (Latham & Watkins LLP)